Exhibit 99.1

AEGON’s 2009 total embedded value reaches EUR 17.8 billion

o	Total embedded value of EUR 9.65 per common share

AEGON’s total embedded value at the end of 2009 amounted to EUR 17.8 billion, a decrease of just 4% compared with last year, as a result mainly of a higher market value of AEGON’s outstanding debt. However, as a result of an increase in the number of the company’s outstanding shares, total embedded value per common share declined 15% to EUR 9.65.

The figures reflect a positive performance from AEGON’s existing in-force business, partly as a result of cost savings measures, as well as the company’s continued focus on writing profitable new business. Embedded value for 2009 includes new business worth approximately EUR 0.8 billion.

Embedded value is a key measure of an insurance company’s underlying worth, and embedded value life insurance (EVLI) helps put a value on future profits expected from existing insurance contracts. AEGON believes that, along with other publicly disclosed financial data, embedded value provides valuable additional information for analysts and investors.

Embedded value for AEGON’s life insurance business increased to EUR 23.3 billion, benefiting from significant new business and a positive performance from the company’s in-force book. These gains were partly offset by changes in economic assumptions, variance in long-term investment returns, and negative currency impact, primarily the result of a weaker US dollar against the euro.

At the end of 2009, the free surplus on life insurance business had risen to EUR 2.4 billion, due mainly to a significant increase in earnings from AEGON’s existing life insurance book to EUR 3.1 billion. Operating margins on embedded value declined slightly from 6.8% to 5.8%, driven by negative persistency developments and adverse spread experience on institutional products in the Americas, which were partly offset by positive developments in the Netherlands.

The table below shows AEGON’s embedded value figures for 2009. For the purposes of consistency, these are presented according to AEGON’s 2009 reporting format, which was changed earlier this year. For comparison with AEGON’s 2010 reporting format, please refer to addendum 2 of the embedded value 2009 report, which is available at www.aegon.com.

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2009 EUR	Year-end 2008 EUR	%
Life business
Adjusted net worth (ANW)	13,216	11,123	19
Free surplus (FS)	2,404	2,335	3
Required surplus (RS)	10,811	8,788	23
Value of in-force life business (ViF)	10,081	11,813	(15)
Present value future profits (PVFP)	13,035	14,184	(8)
Cost of capital (CoC)	(2,955)	(2,371)	25
Embedded value life insurance (EVLI)	23,296	22,936	2
Other activities
IFRS book value	1,137	948	20
Total embedded value before holding activities	24,434	23,883	2
Holding activities	(6,663)	(5,346)	25
Market value of debt, capital securities & other net liabilities	(6,187)	(4,840)	28
Present value holding expenses	(477)	(506)	(6)
Total embedded value (TEV)	17,770	18,538	(4)
Value of preferred share capital	(1,301)	(1,343)	(3)
Total embedded value (TEV) attributable to common shareholders	16,469	17,194	(4)
TEV attributable to common shareholders per share (EUR)	9.65	11.35	(15)

GLOSSARY

Calculating embedded value

AEGON has long used embedded value as a management tool for its life insurance operations. The company believes that embedded value, in conjunction with other publicly disclosed financial data, provides valuable additional information for analysts and investors.

Embedded value life insurance (EVLI) represents the contributed capital invested in AEGON’s life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (ViF). The latter equals the present value of expected future profits arising from the existing book of life insurance business, including new business sold in the reporting period, less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is the sum of the embedded value life insurance and the value of the other activities and holding activities.

Value of new business (VNB) is the present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions.

About AEGON			Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com

As an international life insurance, pension and investment company based in

The Hague, AEGON has businesses in over twenty markets in the Americas,

Europe and Asia. AEGON companies employ approximately 28,000 people and have more than 40 million customers across the globe.

Key figures - EUR	First quarter 2010	Full year 2009
Underlying earnings before tax	488 million	1.2 billion
New life sales	538 million	2.1 billion
Gross deposits (excl. run-off)	7.8 billion	28 billion
Revenue generating investments (end of period)	388 billion	363 billion

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

o	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

o	The frequency and severity of insured loss events;

o	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

o	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

o	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

o	Acts of God, acts of terrorism, acts of war and pandemics;

o	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

o	Changes in the policies of central banks and/or governments;

o	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

o	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

o	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

o	Customer responsiveness to both new products and distribution channels;

o	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

o	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

o	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.